February 9, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:            Kathleen Collins, Accounting Branch Chief

Frank Knapp, Staff Accountant

Re:        Model N, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2015

Filed November 23, 2015

File No. 001-35840

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 28, 2016 relating to Model N, Inc.’s (the “Company” or “Model N”) Form 10-K for the fiscal year ended September 30, 2015 filed with the Commission on November 23, 2015 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, and the Staff’s comments are presented in bold italics.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 37

1.

Please tell us when you invoice your customers for your SaaS arrangements (i.e., up-front, monthly, quarterly, etc.) and clarify whether the deferred revenue balance represents all unearned revenue due from these arrangements. To the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company´s backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K. In addition, considering the shift in your business to a recurring revenue model, to the extent that revenues recognized from such arrangements are expected to have a significant impact on the variability of your results, tell us your consideration to discuss and analyze changes in your backlog/bookings as part of your MD&A disclosures.

In response to the Staff’s comment, the Company respectfully advises the Staff that the advance invoicing of customers under the Company’s subscription agreements varies between monthly, quarterly or annual invoicing, depending on the subscription service and the customer. Amounts that have been invoiced to customers that have a legal obligation to pay are recorded in accounts receivable and deferred revenue to the extent the revenue has not been earned. However, this does not reflect the unbilled deferred revenue associated with a non-cancellable contract (“backlog”).

Notwithstanding the foregoing, going forward the Company will disclose any backlog from non-cancellable subscription agreements in its next annual report on Form 10-K. Below is an illustration of the proposed disclosure that the Company currently anticipates including:

Deferred revenue on our consolidated balance sheet does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. Backlog represents expected future billings which are contractually committed under our existing subscription agreements that have not been invoiced. Backlog was approximately $[        ] and $[        ] as of September 30, 2016 and 2015, respectively. Out of backlog as of September 30, 2016 and 2015, approximately $[       ] million and $[      ] million was long-term backlog and $[     ] and $[      ] was short-term backlog,

Model N, Inc. | 1600 Seaport Boulevard, Suite 400, Redwood City, CA 94063 | P: 650.610.4600 | F: 650-610-4699 | www.modeln.com

U.S. Securities and Exchange Commission

February 9, 2016

respectively. We expect that the amount of backlog may change from year-to-year for several reasons, including billing cycles, timing of customer renewals, remaining duration of arrangement, and the timing of when unbilled deferred revenue is to be recognized as revenues. For multi-year subscription agreements, the associated backlog is typically high at the beginning of the contract period, zero immediately prior to expiration and increases if the agreement is renewed. Low backlog attributable to a particular subscription agreement is typically associated with an impending renewal and is not an indicator of the likelihood of renewal or future revenue of that customer. Accordingly, we expect that the amount of backlog may change from year to year depending in part upon the number of subscription agreements in particular stages in their renewal cycle. Such fluctuations are not reliable indicators of future revenues.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Estimates

Revenue Recognition, page 59

2.

We note that you have stand-alone value for implementation services for some SaaS arrangements but not all. Please explain the difference between complex and non-complex implementation services and tell us how you determined that stand-alone value exists for arrangements with non-complex implementation services but not those with complex services. Refer to ASC 605-25-25-5.

In response to the Staff’s comment, the Company reviewed the guidance under ASC 605-25 to define complex and non-complex projects and the associated determination of stand-alone value for non-complex implementation services. An implementation is considered complex if an entity installs a specialized software environment and the installation process is highly complex, requiring a high degree of knowledge regarding the configuration, data migration, interface building and other aspects related to the software. The Company considers implementation projects related to its Revenue Enterprise Cloud and Revenue Intelligence Cloud as complex, as these offerings are built on the Company’s proprietary platform for which implementation can currently only be performed by highly trained Company staff who possess the requisite knowledge and expertise required to perform the implementation. Since these SaaS offerings do not have any value to the customers without the related implementation services, they are considered complex implementations with no standalone value to a customer.

The Company also has non-complex implementation services related to offerings such our Revvy suite of products, for which services can be performed by third-party vendors. These non-complex implementations are associated with the Company’s SaaS offerings and are built on the Salesforce.com platform. The Salesforce.com platform is widely accepted and there are a number of third-party vendors that have experience and expertise to provide the related implementation services, resulting in third-party vendors having the requisite know-how to configure such SaaS offerings. Therefore, the Company concluded that these offerings have stand-alone value to the customer, as the implementation services are not complex and the customer can either perform the configuration internally or hire third-party vendors to perform the configuration.

In the future, the Company will continue to analyze complex and non-complex contracts and will evaluate the materiality and need for additional disclosure in its next annual report on Form 10-K.

3.

We note that for SaaS arrangements with complex implementation services, revenue is recognized ratably over the longer of the initial contractual period or estimated customer life. Given the increasing shift toward a SaaS revenue model, please tell us whether you considered disclosing the typical initial contractual term and the estimated customer relationship life for these arrangements.

In response to the Staff’s comment, the Company respectfully informs the Staff that given the Company’s recent transition to SaaS offerings, the Company has limited historic data by which to determine if the customer life (relationship) extends beyond the initial contractual period. Therefore, the Company considers customer life and contractual period to be same and currently recognizes revenue for these services over the initial contractual term, which currently ranges from two to five years.

U.S. Securities and Exchange Commission

February 9, 2016

Furthermore, the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

********

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 610-4676.

Sincerely,

/s/ Mark Tisdel

Mark Tisdel

SVP and Chief Financial Officer

Model N, Inc.

cc:

Errol Hunter, Esq., Vice President and General Counsel

Jacob Yavil, Sr. Director and Corporate Controller

Model N, Inc.

Jeffrey R. Vetter, Esq.

Amanda Rose, Esq.

Fenwick & West LLP